U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Prospect Credit Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 East 40th Street
42nd Floor
New York, NY 10016

Telephone number (including area code): (212) 448-0702

Name and address of agent for service of process:

Registered Agents Inc.
5000 Thayer Center
Suite C
Oakland, MD 21550

Check one of the following:

☒    The company has filed a registration statement for a class of equity securities pursuant to section 12 of the
Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: October 12, 2016

☐    The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 12th day of October, 2016.

PROSPECT CREDIT CORPORATION

By:	/s/ M. GRIER ELIASEK
Name: M. Grier Eliasek
Title: Chief Operating Officer and President

Attest:	/s/ BRIAN H. OSWALD
Name: Brian H. Oswald
Title: Chief Financial Officer